UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 57288/February 7, 2008

ADMINISTRATIVE PROCEEDING
File No. 3-12884

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In the Matter of   :
                                           :   ORDER MAKING FINDINGS AND
MAXIMUM DYNAMICS, INC.   :   REVOKING REGISTRATION BY
                                           :   DEFAULT
                                           :

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       The Securities and Exchange Commission (Commission) issued its Order Instituting
Proceedings (OIP) on November 1, 2007, pursuant to Section 12(j) of the Securities Exchange
Act of 1934 (Exchange Act). The Commission attempted to deliver the OIP to Respondent's
registered agent on November 16, 2007, in a manner that complies with Rule 141(a)(2)(ii) of its
Rules of Practice. Under the terms of the OIP, Respondent was required to file an Answer to the
OIP within twenty days after November 16, 2007. No Answer has been received and the time
for filing an Answer has expired.

       On December 13, 2007, I ordered Respondent to show cause why it should not be held in
default and why the registration of its registered securities should not be revoked. On January
10, 2008, the Division of Enforcement (Division) filed a Motion for Default. Respondent has not
responded to the Order to Show Cause or to the Motion for Default. Accordingly, Respondent is
in default for failing to submit an Answer and failing to respond to a dispositive motion. See
Rules 155(a)(2) and 220(f) of the Commission's Rules of Practice. As authorized by Rule of
Practice 155(a), the following allegations of the OIP are deemed true.

       Maximum Dynamics, Inc. (CIK No. 1166529) (Maximum), is a dissolved Colorado
corporation formerly located in Colorado Springs, Colorado, with a class of equity securities
registered with the Commission pursuant to Exchange Act Section 12(g). Maximum's stock
previously traded on the OTC Bulletin Board (OTCBB) under the ticker symbol "MXDY."
Following a trading suspension imposed on Maximum in late February 2005, no broker or dealer
filed a Form 211 to allow quotations of Maximum's securities to resume on the OTCBB or the
Pink Sheets. Since February 2005, Maximum's stock has traded on a sporadic basis on the
"Other OTC" market.

       Maximum is delinquent in its periodic filings with the Commission, having not filed any
periodic reports since it filed a Form 10-QSB for the period ended September 30, 2004, in
December 2004.

       Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of
securities registered pursuant to Exchange Act Section 12 to file with the Commission current

and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports (Forms 10-K or 10-KSB), and Rule 13a-13 requires issuers to file quarterly reports (Forms 10-Q or 10-QSB).

As a result of the foregoing, Respondent failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registration of each class of registered securities of Maximum Dynamics, Inc., is revoked.

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James T. Kelly
Administrative Law Judge